UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Resolution on Convening of Annual General Meeting of Shareholders

On February 18, 2025, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 40th Annual General Meeting of Shareholders for the fiscal year of 2024 as set forth below:

I. Date & Time : 9:30 A.M., March 20, 2025 (Thursday)

II. Venue : Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Representative Director will have the authority to change the venue)

III. Agenda for Meeting :

(1) For Reporting

1) Audit Committee’s Audit Report

2) Fiscal Year 2024 Business Report

3) Report on Related Party Transactions

4) Report on operation of internal accounting management system

(2) For Approval

1) The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2024

2) Amendment to the Articles of Incorporation

2-1) Share related issue

2-2) Record date for interim dividends

2-3) Location of the Board of Directors meeting

2-4) ADDENDA (as of March 20, 2025)

3) Appointment of Directors *

3-1) Appointment of Inside Director (Sunghyun Kim)

3-2) Appointment of Non-standing Director (Sangwoo Lee)

3-3) Appointment of Outside Director (Chung Hae Kang)

4) Appointment of Audit Committee Member ** (Chung Hae Kang)

5) Remuneration Limit for Directors in 2025

IV. Resolution of Board of Directors

- Date : February 18, 2025

- Attendance of Outside Directors : 4 out of 4 outside directors

* V. Details of Directors :

(1) Name : Sunghyun Kim

1. Date of birth : 1967-12-12

2. Candidate for Outside Director : No

3. Nominator : Board of Directors

4. Appointment Term : 3 years

5. Type of appointment : Reappointed

6. Present position : CFO of LG Display (2021~)

7. Main experience

- Finance & Risk Management Division Leader of LG Display (2018~2021)

- Finance Division Leader of LG Uplus (2011~2018)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Mr. Sunghyun Kim has gained many years of expertise working in finance & accounting, finance & risk management, and investor relations at major affiliates of the Company, including LG Corp, LG Electronics and LG Uplus. As the Company’s current CFO and Inside Director, he is expected to make positive contributions to the Company’s management decision-making and development through his sound understanding of, and interest in, the Company and its business environment.

(2) Name : Sangwoo Lee

1. Date of birth : 1970-11-08

2. Candidate for Outside Director : No

3. Nominator : Board of Directors

4. Appointment Term : 3 years

5. Type of appointment : Newly appointed

6. Present position : Head of Business Management Team of LG Corp. (2025~)

7. Main experience

- Business Management Team Leader of LG Corp. (2023~2024)

- TV Business Operation Center Leader of LG Electronics (2021~2023)

- HE Business Strategy Division Leader of LG Electronics (2016~2021)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Mr. Sangwoo Lee has gained many years of expertise working in Business Management & Strategy, Contents & new business at major affiliates of the Company, including LG Corp and LG Electronics. He is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company and its business environment.

(3) Name : Chung Hae Kang

1. Date of birth : 1964-05-20

2. Candidate for Outside Director : Yes

3. Nominator : Outside Director Nomination Committee

4. Appointment Term : 3 years

5. Type of appointment : Reappointed

6. Present position : Professor, University of Seoul Law School (2005~)

7. Main experience

- Commissioner, National Human Rights Commission of Korea (2024~)

- Non Standing member, Electricity Regulatory Committee at Ministry of Trade, Industry and Energy of Korea (2021~2024)

- Committee member, Administrative Disciplinary Committee of Ministry of Education (2018~)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Ms. Chung Hae Kang is an expert in Environmental Law, Company Law, and Financial Law, and she is expected to make positive contributions in relation to ESG (Environmental, Social, and Governance) matters, which have become a key area of focus for business management. As an expert in law matters with a wide array of experience, and current Outside Director, she is expected to make positive contributions to the Company’s development as a director.

** VI. Details of Audit Committee Member :

(1) Name : Chung Hae Kang

1. Date of birth : 1964-05-20

2. Candidate for Outside Director : Yes

3. Nominator : Board of Directors

4. Appointment Term : 3 years

5. Type of appointment : Reappointed

6. Present position : Professor, University of Seoul Law School (2005~)

7. Main experience

- Commissioner, National Human Rights Commission of Korea (2024~)

- Non Standing member, Electricity Regulatory Committee at Ministry of Trade, Industry and Energy of Korea (2021~2024)

- Committee member, Administrative Disciplinary Committee of Ministry of Education (2018~)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Ms. Chung Hae Kang is an expert in Environmental Law, Company Law, and Financial Law, and she is expected to make positive contributions in relation to ESG (Environmental, Social, and Governance) matters, which have become a key area of focus for business management. As an expert in law matters with a wide array of experience, and current Audit Committee Member, she is expected to make positive contributions to the Company’s development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 18, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division